FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of the fiscal year to which the annual report relates:  March 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of Issue	registration is effective	on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Nicolas Marion

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10020

Copies to:

Jason Lehner	Ministry of Finance
Shearman & Sterling LLP	Provincial Treasury
199 Bay Street	Debt Management Branch
Commerce Court West	620 Superior Street
Suite 4405, P.O. Box 247	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario	Victoria, British Columbia
Canada M5L 1E8	Canada V8W 9V1

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

In connection with the issuance by the Province of British Columbia of U.S.$750,000,000 aggregate principal amount of its 2.25% Bonds, Series BCUSG-9, due June 2, 2026 (the “Bonds”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2015 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit 99.11

Fiscal Agency Agreement, dated as of June 2, 2016, including the form of Bonds; Underwriting Agreement, dated as of May 25, 2016 including the names and addresses of the Underwriters; Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Justice, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 2nd day of June, 2016.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ David Latham
Name:	David Latham
Title:	A/Executive Director,
Debt Management Branch
Provincial Treasury
Ministry of Finance

Exhibit Index

Exhibit 99.11

Fiscal Agency Agreement, dated as of June 2, 2016, including the form of Bonds; Underwriting Agreement, dated as of May 25, 2016 including the names and addresses of the Underwriters; Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Justice, in respect of the legality of the Bonds; and Schedule of Expenses.